# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karyopharm Therapeutics Inc., CIK 0001503802
CUSIP: 48576U205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Wells Avenue, Second Floor, Newton, Massachusetts (MA), 02459
Date of event which requires filing of this statement: 04/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001773195

## Reporting persons
- Affinity Healthcare Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 664,224; sole dispositive power 0; shared dispositive power 664,224; aggregate amount beneficially owned 664,224 (7.83% of the class)
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 664,224; sole dispositive power 0; shared dispositive power 664,224; aggregate amount beneficially owned 664,224 (7.83% of the class)

## Item 1. Issuer
Name of issuer: Karyopharm Therapeutics Inc.
Address of issuer's principal executive offices: 85 Wells Avenue, 2nd Floor, Newton, MA 02459

## Item 2. Person Filing
Name of person filing:
Affinity Healthcare Fund, LP
Affinity Asset Advisors, LLC
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Healthcare Fund, LP and Affinity Asset Advisors, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Affinity Asset Advisors, LLC (the "Advisor") is the investment manager of Affinity Healthcare Fund, LP (the "Fund") and exercises investment discretion with regard to the securities reported herein. As of April 10, 2025, the Fund beneficially owned an aggregate of 664,224 shares of Common Stock of the Issuer, or 7.83% of the outstanding shares of Common Stock of the Issuer, and the Advisor may be deemed to be the beneficial owner of such 664,224 shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of 664,224 shares of Common Stock of the Issuer. The shares beneficially owned by the Fund represent (a) 600,100 shares of Common Stock of the Issuer which may be acquired upon exercise of certain equity call options held by the Fund and (b) 64,124 shares of Common Stock of the Issuer which may be acquired upon conversion of the Issuer's Convertible Bond due 10/15/25 held by the Fund.
Percent of class: The percentage set forth in Item 4(a) and in Row 11 of the cover page for each reporting person is based on 8,480,170 shares of Common Stock of the Issuer outstanding as of February 24, 2025 as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2025 after giving effect to the Reverse Stock Split effected pursuant to an amendment to the Issuer's Restated Certificate of Incorporation filed on February 24, 2025 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2025 and including the shares issuable upon conversion of the Convertible Bond referred to in Item 4(a).
Sole power to vote or to direct the vote:
Affinity Asset Advisors, LLC 0 shares of Common Stock
Affinity Healthcare Fund, LP 0 shares of Common Stock
Shared power to vote or to direct the vote:
Affinity Asset Advisors, LLC 664,224 shares of Common Stock
Affinity Healthcare Fund, LP 664,224 shares of Common Stock
Sole power to dispose or to direct the disposition:
Affinity Asset Advisors, LLC 0 shares of Common Stock
Affinity Healthcare Fund, LP 0 shares of Common Stock
Shared power to dispose or to direct the disposition:
Affinity Asset Advisors, LLC 664,224 shares of Common Stock
Affinity Healthcare Fund, LP 664,224 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Affinity Healthcare Fund, LP: /s/ Andrew Weinstein, Andrew Weinstein (04/10/2025)
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein (04/10/2025)